Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

On November 7, 2022, Ambipar Participações e Empreendimentos S.A. (“Ambipar”) announced its results for the third quarter of 2022. Excerpts of this announcement relating to Emergência Participações S.A. (“Response” or “Ambipar Response”) are set forth below.

Ambipar Announces Third Quarter of 2022 Results

São Paulo, Brazil – November 7, 2022 – Ambipar announced today its results for the third quarter of 2022 ended September 30, 2022.

Message from Management

Ambipar is pleased to announce its earnings results for the third quarter of 2022 (3Q22), highlighting a year-over-year leap of 59.1% in Net Revenue and 69.1% in EBITDA.

In addition, Consolidated Gross Revenue hit an all-time quarterly high of R$1.1 billion, reflecting record-high quarterly Net Revenue in both segments – Environment and Response, which grew by 11.7% and 19.7% in the quarter, respectively.

The Environment segment’s sales amounted to R$667.5 million in 3Q22 and, consequently, the 2022 Proforma annualized achieved R$2.7 billion and the Response segment came to R$431.8 million in 3Q22 and the 2022 Proforma annualized was R$1.7 billion. Sales growth in both segments is connected with the strategy we have been pursuing since the IPO with its strong organic growth and via acquisitions. In addition, we are complementing our service portfolio and expanding our geographic reach substantially through acquisitions and/or organic growth, capturing the operational synergies and integrating the operations between all the companies’ group.

In this sense, Ambipar presents below the evolution of the monthly Net Revenue in functional currency, of the companies acquired in the previous months and after entering the Ambipar “ecosystem”.

In 3Q22, the Ambipar made seven acquisitions, three in the Environment segment and four in the Response segment.

In the Response segment, the acquisitions made in North America provide a greater geographic presence in the Canadian territory, with the addition of 17 bases in the territories of Alberta, Ontario and Saskatchewan, and, in Brazil, it expands the operational capacity through the specialization in cleaning services of industrial and naval tanks and rehabilitation of fauna and flora in response to environmental emergencies.

The expansion of the consolidated EBITDA Margins in the quarter and in both segments should be highlighted, due, among other factors, to the reduction in fuel prices, but mainly to the dilution of costs and expenses resulting from the synergies that have been recognized in recent quarters.

Between the close of 3Q22 and the date of this earnings release, we made important announcements that show the continuity of the strategies and the company's business with a view to growth, strengthening the Ambipar “ecosystem”, expanding geographically and optimizing our capital structure, mainly through the acquisitions of ViraSer, Recitotal and Witt O’Briens, as well as the first issuance of sustainable debentures by the Company, in addition to the inauguration of the largest Hazmat training center in the world, the ATTC (Ambipar Transportation Technology Center) in Pueblo, Colorado, in the United States.

We are committed to ensuring our business continuity and growth by seeking to seize opportunities and providing long-term returns to investors. Finally, we thank our shareholders for their trust.

Financial Performance

Gross Revenues

Consolidated gross revenue of the 3Q22 amounted to R$1.1 billion and 55,1% up on 3Q21, mainly reflecting higher revenue from the Response segment. In the nine-month of 2022, achieved R$2.9 billion, 107,4% higher than 9M21.

In 3Q22, Gross revenues in the Environment and Response segments rose 49.5% and 64.6% respectively compared to 3Q21. Comparing to the immediately preceding quarter the variations were 10.7% and 18.9% and in the year-to-date 130.5% and 79.2%.

Net Revenue

In 3Q22, net revenues in the Environment and Response segments rose 52.0% and 70.6% respectively compared to 3Q21. Comparing to the immediately preceding quarter the variations were 11.7% and 19.7% and in the year-to-date 131.8% and 85.3%

In Response, 3Q22 showed a growth of 19.7% in net revenue compared to 2Q22, and with operations in foreign currency representing 63.2% of the Response gross revenues. Gross revenue from operations in North America had the biggest increase, of 34.4%, compared to 2Q22, as well as in the nine-month period, with an increase of 130.2% in Reais and 81.7% in Dollars. This substantial increase in gross revenues from operations in North America is mainly by capturing synergies and sharing assets through the acquisitions carried out in that region in the last quarters. Likewise, gross revenues in Reais in 9M22 from Response's operations grew 86.3% in Brazil; 33.4% in Latin America and 29.7% in Europe compared to the same period in 2021.

Cost of Services and Gross Profit

Response segment costs nominally rose 77.4% compared to 3Q21 and 16.1% in 2Q22, following the increase of net revenue. The variation between the periods is mainly due to increases in Fuel (200.0% and +5.8%). It is worth mentioning the costs with Third-Party Services, which despite the 56.3% increase compared to 3Q21, showed a reduction of 9.0% when compared to 2Q22, and is mainly due to the operational synergy of Capex related to equipment in recent quarters.

The consolidated gross margin in 3Q22, of 31.7%, was basically in line with that recorded in the same period of the previous year, with a decrease of 0.5 p.p. and, compared to 2Q22, showed an increase of 1.5 p.p. In the Environment segment, the gross profitability of 3Q22 was 33.3%, which represents an increase of 1.1 p.p. in relation to that calculated in 3Q21 and 1.0 p.p. up compared to 2Q22. In the Response segment, the gross margin of 3Q22 reached 29.0%, a result 2.7 p.p. lower and 2.2 p.p. higher than that recorded in 3Q21 and 2Q22, respectively.

SG&A

Selling, general and administrative expenses totaled R$ 38.1 million, an amount 4.6% higher than in 3Q21, and slightly lower than the official inflation rates of the period.

EBITDA and EBITDA Margin

In 3Q22, EBITDA reached R$ 272.6 million and increased 69.1% compared to 3Q21, due to increases of 74.0% and 60.2% in the EBITDAs of the Environment and Response segments, respectively. The sharp increase in revenue and gross profitability of both segments were responsible for the evolution of its EBITDA and, consequently, of the consolidated indicator.

Other Relevant Events

Mergers & Acquisitions from October 1, 2022 to date

•	Conclusion of the acquisition of Witt O'Brien's, LLC

On October 25th, Ambipar announced in a Notice to the Market, the conclusion of the total acquisition of Witt O'Brien's, LLC (“Witt O'Brien's”), through one of the subsidiaries of the wholly-owned subsidiary Emergência Participações S.A. (“Ambipar Response”).

The acquisition of Witt O'Brien's strengthens Ambipar Response's leadership position, adding new customers to its portfolio, in addition to enabling entry into other markets and new geographies, such as serving states and local governments in the USA. Witt O'Brien's complements the portfolio of services offered by Ambipar Response, generating commercial and operational synergies.

Income Statement

Composition of Gross Revenue

Quarterly and Accumulated

LTM and Annualised Pro Forma

Breakdown of Costs of Services

About Ambipar Response

Founded in 2008 as part of the Ambipar group, Ambipar Response is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica and operating 217 service centers as of June 30, 2022. For more information, visit ambipar.com.

About HPX

HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX’s management team’s experience in operating in global markets. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, HPX’s CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar

Ambipar is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior that operates in two business segments: response and environment. Ambipar became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Response’s and HPX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Response and HPX. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s final prospectus that forms a part of HPX’s Registration Statement on Form S-1 (Reg No. 333-239486), filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2020 (the “Prospectus”) under the heading “Risk Factors,” and other documents of HPX filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HPX nor Ambipar Response presently know or that HPX and Ambipar Response currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX’s and Ambipar Response’s expectations, plans or forecasts of future events and views as of the date of this press release. HPX and Ambipar Response anticipate that subsequent events and developments may cause HPX’s or Ambipar Response’s assessments to change. However, while HPX and Ambipar Response may elect to update these forward-looking statements at some point in the future, HPX and Ambipar Response specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX’s or Ambipar Response’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration. HPX intends to publicly file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to HPX’s shareholders in connection with HPX’s solicitation for proxies for the vote by HPX’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective, HPX will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. HPX’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HPX’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about HPX, Ambipar Response and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, Ambipar Response and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX’s shareholders in connection with the proposed Business Combination will be set forth in HPX’s proxy statement / prospectus when it is filed with the SEC. You can find more information about HPX’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does it constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measure and Related Information

Certain of the exhibits to this press release reference certain financial measures including, among others, EBITDA and EBITDA Margin (together, “Non-GAAP Financial Measures”) which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) or IFRS. These Non-GAAP Financial Measures do not have a standardized meaning, and the definition of such Non-GAAP Financial Measures used by SPAC and Ambipar may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings with the SEC

Investor Relations Contact

Ambipar Response: ri@ambipar.com

HPX Corp: ir@hpxcorp.com